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FEB 27 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FTN Financial Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

845 Crossover Lane, Suite 150
(No. and Street)

Memphis	TN	38117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allen Riggs (901) 435-7944
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20th Street North	Birmingham	AL	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/14/08

OATH OR AFFIRMATION

I, Allen Riggs, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of FTN Financial Securities Corp, as of December 31, 2007, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

Signature

Chief Financial Officer

Title

DENISE A. TAYLOR STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

Notary Public

MY COMMISSION EXPIRES AUGUST 31, 2011

CONTENTS OF REPORT

This report** contains (check all applicable boxes)

X (a) Facing page

X (b) Statement of Financial Condition

(c) Statement of Income (Loss)

(d) Statement of Changes in Financial Condition

(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital

(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors

(g) Computation of Net Capital

(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3

(i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3

(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3

(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

X (l) An Oath or Affirmation

(m) A copy of the SIPC Supplemental Report

(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a–5(e)(3)*

KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report

The Board of Directors and Stockholder
FTN Financial Securities Corp:

We have audited the accompanying statement of financial condition of FTN Financial Securities Corp (the Company), a wholly owned subsidiary of First Tennessee Bank National Association, as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FTN Financial Securities Corp as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2008

FTN FINANCIAL SECURITIES CORP

(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 4,928
Cash segregated for regulatory purposes	1,500,000
Securities owned, at market value	405,679,213
Securities purchased under agreements to resell	374,179,217
Receivable from customers	73,756,222
Receivable from brokers and dealers	56,878,998
Receivable from clearing organizations, net	12,536,772
Accrued interest receivable	7,028,717
Furniture, equipment, and leasehold improvements, net	296,270
Deferred tax asset	88,391
Other assets	787,197
	$ 932,735,925
Liabilities and Stockholder's Equity	
Securities sold, not yet purchased, at market value	$ 365,753,141
Securities sold under agreement to repurchase	1,021,250
Short-term borrowings from third parties	210,000,000
Short-term borrowings from First Tennessee Bank National Association	5,995,617
Payable to customers	72,338,772
Payable to brokers and dealers	64,696,485
Due to First Tennessee Bank National Association, net	12,987,665
Accrued compensation and benefits	5,692,124
Accrued interest payable	5,276,597
Other accrued expenses	482,000
	744,243,651
Stockholder's equity:	
Common stock, $1 par value per share. Authorized, issued, and outstanding 1,000 shares	1,000
Additional paid-in capital	118,899,934
Retained earnings	69,720,118
Accumulated other comprehensive loss	(128,778)
Total stockholder's equity	188,492,274
	$ 932,735,925

See accompanying notes to statement of financial condition.

(1) Organization and Significant Accounting Policies

(a) Organization and Operations

FTN Financial Securities Corp (the Company), a Tennessee corporation, was formed on October 30, 1998, to act as an underwriter, broker, and dealer of certain debt and equity instruments, including municipal bonds, government and government agency securities, mortgage-backed securities, common and preferred stocks, and other asset-backed securities, and derivatives thereof. The Company also engages in investment banking services. The Company was capitalized on January 19, 1999, as a wholly owned subsidiary of First Tennessee Bank National Association (FTBNA), which is a wholly owned subsidiary of First Horizon National Corporation (FHN).

The Company is registered as a securities dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rule Making Board (MSRB), and with various state agencies. As such, the Company is subject to the rules and regulations of these federal and state regulatory agencies. As a subsidiary of a national bank, the Company is also subject to the rules and regulations of the Office of the Comptroller of the Currency (OCC).

(b) Resale and Repurchase Agreements

Transactions involving short-term purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are generally entered into with third-party broker/dealers. These agreements are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the Company's policy to obtain possession of the securities purchased under agreements to resell, consisting primarily of U.S. government securities and corporate bonds.

(c) Securities Transactions

Securities transactions are recorded on trade date, as if they had settled, and are valued at market value using quoted market prices as determined through third-party pricing services.

Securities owned and securities sold, not yet purchased are valued at market value.

(d) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of leasehold improvements, office furniture and fixtures, computer equipment, and other electronic data processing equipment. Depreciation for furniture, fixtures, and equipment is computed over estimated useful lives of five to eight years using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease using the straight-line method.

(e) Derivative Instruments

The Company buys and sells securities for resale to customers. When these securities settle on a delay basis, they are considered forward contracts as free-standing derivative instruments. Fair value

(Continued)

is defined as the amount the Company would receive or pay in the market to replace the derivative as of the valuation date. Fair value is determined using available market information and appropriate valuation methodologies. Credit risk related to these transactions is controlled through credit approvals, risk control limits, and ongoing monitoring procedures through the Asset Liability Committee of FHN.

(f) Share-Based Payments

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), *Share-Based Payments*, (SFAS No. 123R) as of January 1, 2006. SFAS No. 123R requires recognition of expense over the requisite service period for awards of share-based compensation to employees. The grant date fair value of an award will be used to measure the compensation expense to be recognized over the life of the award. For unvested awards granted prior to the adoption of SFAS No. 123R, the fair values utilized equal the values developed in preparation of the disclosures required under the original SFAS No. 123. Compensation expense recognized after adoption of SFAS No. 123R incorporates an estimate of awards expected to ultimately vest, which requires estimation of forfeitures as well as projections related to the satisfaction of performance conditions that determine vesting. As permitted by SFAS No. 123R, the Company retroactively applied the provisions of SFAS No. 123R to its prior period financial statements. The statement of financial condition was revised to reflect the effect of including equity compensation expense in those prior periods. Additionally, all deferred compensation balances were reclassified within equity to capital surplus.

(g) Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an Amendment of FASB Statements No. 87, 88, 106, and 132(R)* (SFAS No. 158), which requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the statement of financial condition. SFAS No. 158 does not change measurement or recognition requirements for periodic pension and postretirement costs. SFAS No. 158 also provides that changes in the funded status of a defined benefit postretirement plan should be recognized in the year such changes occur through comprehensive income. Additionally, SFAS No. 158 requires that the annual measurement date of a plan's assets and liabilities be as of the date of the financial statements. Upon adoption of SFAS No. 158, unrecognized transition asset obligations, unrecognized actuarial gains and losses, and unrecognized prior service costs and credits will be recognized as a component of accumulated other comprehensive income. As a result of adopting SFAS No. 158, unrecognized transition assets and obligations, actuarial gains and losses, and unrecognized prior service costs or credits were recognized as a component of accumulated other comprehensive income resulting in an increase in equity of $27,753. For measurement date requirements, SFAS No. 158 is effective for fiscal year ending December 15, 2008.

(h) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect

(Continued)

the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(i) ***Other***

The Company's financial instruments are either carried at fair value or considered to be stated at fair value due to their short-term nature.

(j) ***Accounting for Uncertainty in Income Taxes***

On January 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 provides guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on the classification and disclosure of uncertain tax positions in the financial statements. Adoption of FIN 48 requires a cumulative effect adjustment to the beginning balance of retained earnings for differences between the tax benefits recognized in the statements of condition prior to the adoption of FIN 48 and the amounts reported after adoption. The adoption of FIN 48 did not require an adjustment to the beginning balance of retained earnings as the Company did not have any uncertain tax positions at the time of adoption.

(k) ***Accounting Changes Issued but Not Currently Effective.***

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS No. 159), which allows an irrevocable election to measure certain financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with unrealized gains and losses recognized currently in earnings. Under SFAS No. 159, the fair value option may only be elected at the time of initial recognition of a financial asset or financial liability or upon the occurrence of certain specified events. Additionally, SFAS No. 159 provides that application of the fair value option must be based on the fair value of an entire financial asset or financial liability and not selected risks inherent in those assets or liabilities. SFAS No. 159 requires that assets and liabilities that are measured at fair value pursuant to the fair value option be reported in the financial statements in a manner that separates those fair values from the carrying amounts of similar assets and liabilities that are measured using another measurement attribute. SFAS No. 159 also provides expanded disclosure requirements regarding the effects of electing the fair value option on the financial statements. SFAS No. 159 is effective prospectively for fiscal years beginning after November 15, 2007. The Company is currently assessing the impacts of adopting SFAS No. 159 but does not expect it to be material to its financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157), which establishes a hierarchy to be used in performing measurements of fair value. SFAS No. 157 emphasizes that fair value should be determined from the perspective of a market participant while also indicating that valuation methodologies should first reference available market data before using internally developed assumptions. Additionally, SFAS No. 157 provides expanded disclosure requirements regarding the effects of fair value measurements on the financial statements. SFAS No. 157 is effective prospectively for fiscal years beginning after November 15, 2007, for financial assets and liabilities as well as non-financial assets and liabilities

 (Continued)

which are remeasured at least annually. A currently proposed FASB Staff Position would delay the effective date of SFAS No. 157 until fiscal years beginning after November 15, 2008, for non-financial assets and liabilities which are recognized at fair value on a nonrecurring basis. The Company is currently assessing the impact of adopting SFAS No. 157 but does not expect it to be material to its financial condition.

(2) Income Taxes

The Company calculates its income tax provision under the terms of a tax sharing arrangement with FHN, with whom it files a consolidated tax return. For federal income taxes, the Company provides intercompany charges or credits in lieu of income taxes as if the Company filed on a separate-return basis. The Company computes state taxes at the applicable state tax rate and remits directly to the applicable state authority. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing enacted tax laws and rates. Certain tax benefits not otherwise recognizable on a stand-alone basis may be recognized to the extent they may be utilized by the consolidated group. As of December 31, 2007, the Company had deferred tax assets of $88,391. As of December 31, 2007, $5,808,142 was due to FTBNA for current income taxes and is included in due to First Tennessee Bank National Association in the Company's statement of financial condition.

(3) Receivable from and Payable to Customers, Broker/Dealers, and Clearing Organizations

Receivable from and payable to customers and broker/dealers consist primarily of securities failed to deliver, securities failed to receive, and securities transactions, which have yet to reach their settlement date.

The Company clears certain of its proprietary transactions through another broker/dealer on a fully disclosed basis. The amount receivable from clearing organizations relates to the aforementioned transactions and consists of receivables from and deposits with various clearing organizations.

(4) Securities Owned and Securities Sold, Not Yet Purchased

As of December 31, 2007, securities owned and securities sold short, not yet purchased consist of trading securities at market value as follows:

		Securities owned	Securities sold, not yet purchased
Corporate obligations	$	383,718,066	336,437,618
U.S. government obligations		2,131,336	4,093,649
U.S. government agency obligations		11,661,330	24,984,375
Equity and other securities		8,168,481	237,499
Total	$	405,679,213	365,753,141

(Continued)

(5) Short-Term Borrowings from Third-Party Lenders

The Company has entered into secured short-term borrowing agreements with multiple third-party lenders to serve as funding sources for securities inventory. The weighted average interest rate was 4.8833% at December 31, 2007 for the third-party borrowings and the broker loan rate was 4.50% at December 31, 2007. As of December 31, 2007, secured borrowings from, and the market values of, the collateral pledged to third parties consisted of the following:

		Secured borrowing	Market value of securities pledged as collateral
Third-party borrowings	$	180,000,000	255,808,793
Broker loan borrowings		30,000,000	42,447,269
Total	$	210,000,000	298,256,062

(6) Collateral Arrangements

The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities purchased with agreements to resell transactions. At December 31, 2007, the fair value of this collateral, including accrued interest, was $368,390,976 of which $365,753,141 had been repledged or sold by the Company. The collateral is primarily received from other broker/dealers and is used by the Company to settle related securities sold, not yet purchased transactions to hedge its long inventory position.

(7) Off-Balance-Sheet Items

The market and book values of the forward contract as of December 31, 2007 and the related gain (loss) recognized at December 31, 2007 are as follows:

		Market value	Book value		Gain (loss)
Buys	$	97,169,550	96,611,733		557,817
Sells		71,641,730	71,155,768		(485,962)
Total				$	71,855

The net gain of $71,855 as of December 31, 2007 is included in receivable from customers in the Company's statement of financial condition.

(8) Transactions with Related Parties

(a) Lines of Credit

The Company has a line of credit with FTBNA, which has a maximum principal balance of $325 million, and which is subject to an annual renewal. The line of credit was renewed on

January 1, 2008 with a maturity of December 31, 2008. Borrowings are payable monthly, including interest at a variable rate equal to the one-month LIBOR rate plus 0.375% (5.35% and 5.69688% as of December 31, 2007 and 2006, respectively). Based on the terms of the related security agreement, collateral of up to 130% of the outstanding principal balance is required to be pledged. The collateral percentage may vary based on the mix of the security inventory. At December 31, 2007, securities with a fair value of approximately $11,669,064 were pledged as collateral to secure these borrowings of $5,995,617.

During the year, the Company did not borrow from FHN on its revolving subordinated loan agreement with FHN. This line of credit has a maximum principal balance of $10 million and matures on June 18, 2009. Borrowings mature one year from the date of advances including interest at the prime rate. Borrowings under this agreement are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid without the prior approval of the FINRA. There were no such borrowings outstanding at December 31, 2007.

(b) Other Related-Party Transactions

FTBNA and FHN provide the Company certain accounting, administrative, audit, and legal functions for a fee payable monthly, pursuant to various administrative services agreements between the Company and FTBNA and FHN.

Certain employees operate under an informal employee-sharing arrangement between the Company and FTBNA. Salaries and other compensation for those employees that incur time related to both Company and FTBNA operating activities are allocated based on management's discretion.

Employees of the Company participate in certain benefit programs sponsored by FTBNA or FHN, including a defined benefit pension plan, a contributory savings plan, and a postretirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in FTBNA or FHN pension and postretirement calculations and is, therefore, not available.

Certain employees of the Company also receive nonqualified stock options issued by FHN as part of their aggregate compensation.

From time to time, the Company enters into standard fixed-income securities trades with FTBNA. These transactions are executed and settled in the same manner as if they were arm's length transactions with third parties.

The Company's cash is held in noninterest-bearing checking accounts with FTBNA.

(Continued)

The Company holds cash in a special reserve bank account for exclusive benefit of customers pursuant to FINRA requirements. This account is a noninterest-bearing checking account with FTBNA.

The transactions with FTBNA and affiliates described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

(9) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2007:

Furniture and equipment	$	400,588
Communications and computer equipment		113,939
Leasehold improvements and other fixed assets		336,542
		851,069
Less accumulated depreciation and amortization		(554,799)
	$	296,270

(10) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by this rule, which requires that minimum net capital be maintained at the greater of $250,000 or 2% of aggregate debit items computed in accordance with the formula for determination of reserve requirements pursuant to Rule 15c3-3 of the Act, as defined. At December 31, 2007, the Company's net capital, as defined, totaled $127,048,619, which was $126,760,130 greater than its required net capital of $288,489.

In accordance with Rule 15c3-3 of the Act, as required, the Company segregates certain funds or qualified securities in accounts designated for the exclusive benefit of customers. Based on the computation for determination of reserve requirement at December 31, 2007, $0 was required to be segregated. At December 31, 2007, the Company segregated $1,500,000 of cash for the exclusive benefit of customers.

(11) Commitments and Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the accompanying statements of financial condition as of December 31, 2007 related to these indemnifications.

(Continued)

The Company is a party to financial instruments and commitments in the normal course of business to conduct trading activities with customers and broker/dealers, and manage market risks. These financial instruments and commitments include forward commitments to purchase and sell securities, securities sold not yet purchased, securities purchased and sold on a when-issued basis (when-issued securities), and firm underwriting commitments. These instruments and commitments involve, to varying degrees, elements of credit and market risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract. Market risk is the possibility that a change in interest rates will cause an unfavorable change in the value of a financial instrument.

The Company controls the credit risk arising from these instruments and commitments through its credit approval process and through the use of risk control limits and monitoring procedures. It evaluates each customer's or other broker/dealer's creditworthiness on a case-by-case basis. If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral obtained is based on management's credit evaluation of the other party. Based on the Company's assessment of each of its counterparties, collateral was not required by the Company at December 31, 2007.

The market risk associated with trading financial instruments and commitments, the prices of which fluctuate regularly, is managed by imposing limits as to the type, amounts, and degree of risk that traders may undertake. These limits are approved by senior management, and the risk positions of traders are reviewed on a daily basis to monitor compliance with the limits.

The Company, in its capacity as a broker/dealer, is subject to litigation and various claims in the normal course of business, as well as examination by regulatory agencies. As of December 31, 2007, the Company was not currently subject to any litigation or claims.

KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
FTN Financial Securities Corp:

In planning and performing our audit of the financial statements of FTN Financial Securities Corp (the Company), a wholly owned subsidiary of First Tennessee Bank National Association as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2008

END